UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 7, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2014 to 30 June 2014

7 August 2014

Novo Nordisk increased operating profit in local currencies by 12% in the first six months of 2014
7% sales growth in local currencies driven by Levemir® and Victoza®

Sales increased by 7% in local currencies and by 1% in Danish kroner to DKK 42.0 billion during the first six months of 2014 compared to the same period in 2013.
•	Sales of modern insulin increased by 12% (6% in Danish kroner).
•	Sales of Victoza® increased by 12% (8% in Danish kroner).
•	Sales in North America increased by 9% (4% in Danish kroner).
•	Sales in International Operations increased by 11% (decreased by 3% in Danish kroner).
•	Sales in Region China increased by 17% (13% in Danish kroner).

Gross margin improved by 0.4 percentage point in Danish kroner to 83.0% driven by a favourable price development as well as a positive impact from product mix and productivity.

Operating profit increased by 12% in local currencies and by 4% in Danish kroner to DKK 16.8 billion.

Net profit increased by 6% to DKK 13.5 billion. Diluted earnings per share increased by 9% to DKK 5.09.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues. In Japan, the first country to launch Tresiba® with reimbursement at a similar level as insulin glargine in March 2013, it now represents 21% of the basal insulin market measured in monthly value market share.

The cardiovascular outcomes trial for Tresiba®, DEVOTE, is progressing ahead of plans and Novo Nordisk now expects to have data to support an interim analysis around the turn of the year 2014/2015 which potentially enables a submission of the interim analysis to the US FDA in the first half of 2015.

For 2014, sales growth measured in local currencies is still expected to be 7-10% and operating profit growth measured in local currencies is still expected at around 10%.

Lars Rebien Sørensen, CEO: “We are satisfied with the financial results achieved in a challenging first half of 2014. Tresiba® is doing well in key markets and the DEVOTE trial continues to progress ahead of plans. This has enabled us to shorten further the timeline towards the interim analysis and a potential US launch of Tresiba®.

Furthermore, with the positive opinion for Xultophy® from the EU regulatory authorities, we have passed a key milestone in bringing the first insulin and GLP-1 combination product to the market.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 2 of 29

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 40,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 7 August 2014 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 8 August 2014 at 13.00 CEST, corresponding to 7.00 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
30 October 2014	Financial statement for the first nine months of 2014
30 January 2015	Financial statement for 2014

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 3 of 29

LIST OF CONTENTS

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 4 of 29

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2014
These unaudited consolidated financial statements for the first six months of 2014 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first six months of 2014 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB and endorsed by the EU effective for the accounting period beginning on 1 January 2014. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2014.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	H1 2014	H1 2013	% change H1 2013 to H1 2014

DKK million
Sales	41,972	41,363	1%

Gross profit	34,835	34,148	2%
Gross margin	83.0%	82.6%

Sales and distribution costs	10,645	11,364	(6%)
Percent of sales	25.4%	27.5%

Research and development costs	6,243	5,372	16%
Percent of sales	14.9%	13.0%

Administrative costs	1,600	1,616	(1%)
Percent of sales	3.8%	3.9%

Licence income and other operating income	419	351	19%

Operating profit	16,766	16,147	4%
Operating margin	39.9%	39.0%

Net financials	524	303	73%
Profit before income taxes	17,290	16,450	5%
Net profit	13,452	12,716	6%
Net profit margin	32.0%	30.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,324	1,367	(3%)
Capital expenditure	1,495	1,560	(4%)

Net cash generated from operating activities	12,194	14,353	(15%)
Free cash flow	10,522	12,601	(16%)

Total assets	63,681	64,289	(1%)
Equity	36,661	35,357	4%
Equity ratio	57.6%	55.0%

Average number of diluted shares outstanding (million)	2,645.2	2,713.0	(2%)
Diluted earnings per share / ADR (in DKK)	5.09	4.69	9%

Full-time equivalent employees end of period	40,226	35,869	12%

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 5 of 29

SALES DEVELOPMENT
Sales increased by 7% measured in local currencies and by 1% in Danish kroner. North America was the main contributor with 61% share of growth measured in local currencies, followed by International Operations and Region China. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®. Sales growth has been negatively impacted by around 5 percentage points, primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin®, expanded Medicare Part D utilisation and adjustments to provisions for rebates in 2013.

	Sales H1 2014 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes care segment
New-generation insulin	221	N/A	N/A	7%
- NovoRapid ®	8,152	(2%)	3%	10%
- NovoMix ®	4,840	(1%)	6%	10%
- Levemir ®	6,736	24%	30%	58%
Modern insulin	19,728	6%	12%	78%
Human insulin	5,048	(10%)	(5%)	(10%)
Protein-related products	1,166	(4%)	2%	1%
Victoza®	5,975	8%	12%	24%
Oral antidiabetic products (OAD)	878	(36%)	(34%)	(17%)

Diabetes care total	33,016	2%	7%	83%
The biopharmaceuticals segment
NovoSeven®	4,539	(1%)	4%	7%
Norditropin®	3,009	0%	5%	6%
Other biopharmaceuticals	1,408	2%	7%	4%

Biopharmaceuticals total	8,956	0%	5%	17%
Total sales	41,972	1%	7%	100%

Please refer to appendix 6 for further details on sales in the first six months of 2014.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2014 and May 2013 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 7% measured in local currencies and by 2% in Danish kroner to DKK 33,016 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 28% compared to 27% at the same time last year.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 6 of 29

Insulin and protein-related products
Sales of insulin and protein-related products increased by 8% in local currencies and by 3% in Danish kroner to DKK 26,163 million. Measured in local currencies, sales growth was driven by North America, Region China and International Operations. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

In the first six months of 2014, sales of new-generation insulin reached DKK 221 million compared with DKK 33 million in the first six months of 2013. The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues. Tresiba® has been launched in 15 countries, most recently in the Netherlands, Argentina and Israel. In Japan, the first country to launch Tresiba® with reimbursement at a similar level as insulin glargine in March 2013, its share of the basal insulin market has grown steadily and has now reached 21% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown a solid penetration in other markets with reimbursement at a similar level as insulin glargine, whereas penetration remains modest in markets with restricted market access compared to insulin glargine.

Sales of modern insulin increased by 12% in local currencies and by 6% in Danish kroner to DKK 19,728 million. North America accounted for 66% of the growth, followed by International Operations and Region China. Sales of modern insulin and new- generation insulin now constitute 80% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	May 2014	May 2013	May 2014	May 2013
Global	47%	48%	46%	46%
USA	37%	38%	38%	38%
Europe	49%	50%	49%	50%
International Operations*	55%	55%	53%	54%
China**	58%	59%	64%	64%
Japan	52%	53%	49%	49%
Source: IMS, May 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulin and protein-related products in North America increased by 14% in local currencies and by 9% in Danish kroner. Sales growth reflects a continued positive contribution from pricing in the US and a robust market penetration of Levemir®. In the US, sales growth is negatively impacted by the partial loss of reimbursement with a large pharmacy benefit manager, expanded Medicare Part D utilisation and adjustments to provisions for rebates in 2013 as well as changes in inventory levels at wholesalers. 50% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 7 of 29

Europe
Sales of insulin and protein-related products in Europe decreased by 2% in both local currencies and in Danish kroner. The development reflects a contracting premix insulin segment and declining human insulin sales which are only partly offset by continued progress of NovoRapid®. Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulin and protein-related products in International Operations increased by 8% in local currencies but decreased by 7% in Danish kroner reflecting a significant depreciation of key invoicing currencies, primarily the Argentinian pesos, Russian  roubles and the Turkish lira against the Danish krone compared to the exchange rates in 2013. The growth in local currencies is driven by all three modern insulins offset by declining human insulin sales partly due to lower tender sales. Currently, 61% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulin and protein-related products in Region China increased by 15% in local currencies and by 10% in Danish kroner. The sales growth was driven by all three modern insulins and positively impacted by increases in distributor inventory levels, while sales of human insulin only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulin and protein-related products in Japan & Korea decreased by 2% in local currencies and by 12% measured in Danish kroner. The sales development reflects a stagnant Japanese insulin volume market and the negative impact of a challenging competitive environment which is partly offset by the strong uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 12% in local currencies and by 8% in Danish kroner to DKK 5,975 million, reflecting robust sales performance driven by North America which, however, is being reduced by the impact of the partial loss of reimbursement with a large pharmacy benefit manager in the US and lower volume growth of the GLP-1 segment. Despite lower volume growth, the GLP-1 segment’s value share of the total diabetes care market has increased to 6.9% compared to 6.4% in 2013. Victoza® holds the global market share leadership in the GLP-1 segment with a 72% value market share compared to 69% in 2013.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 8 of 29

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	May 2014	May 2013	May 2014	May 2013
Global	6.9%	6.4%	72%	69%
USA	8.4%	8.1%	69%	65%
Europe	7.8%	7.3%	78%	78%
International Operations*	2.4%	2.7%	75%	78%
China**	0.7%	0.5%	64%	62%
Japan	2.0%	2.2%	64%	75%
Source: IMS, May 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 15% in local currencies and by 10% in Danish kroner. This reflects a positive impact from pricing which, however, is being reduced by the partial loss of reimbursement with a large pharmacy benefit manager in the US. In the US, the GLP-1 class continues to expand its value share of the total diabetes care market which now has reached 8.4% compared with 8.1% in 2013; however, the volume growth of the class has decelerated. The expansion of the US GLP- 1 market continues to be driven by Victoza®, as the market leader with a 69% value market share compared to 65% a year ago.

Europe
Sales in Europe increased by 5% in both local currencies and Danish kroner. Sales growth is primarily driven by Germany and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.8% compared to 7.3% in 2013; however, the volume growth of the class has decelerated. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 14% in local currencies and by 3% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East. The share of the diabetes care market in value for the GLP-1 class has contracted to 2.4% from 2.7% in 2013. This reflects a decline in the share of the total diabetes care market for the class in Brazil following a strong initial penetration. Outside Brazil, the class continues to expand. Victoza® is the GLP-1 market leader across International Operations with a value market share of 75%.

Region China
Sales in Region China increased by 30% in local currencies and by 26% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.7% compared to 0.5% in 2013. Victoza® holds a GLP-1 value market share of 64%.

Japan & Korea
Sales in Japan & Korea decreased by 17% in local currencies and by 26% in Danish kroner reflecting strong competition from tablet-based treatments. In Japan, the GLP-1

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 9 of 29

class represents 2.0% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 64%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 34% in local currencies and by 36% in Danish kroner to DKK 878 million. The negative sales development reflects an impact from generic competition in the US since August 2013 which is partly offset by a favourable impact of stocking in China.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 5% measured in local currencies and remained unchanged in Danish kroner at DKK 8,956 million. Sales growth was primarily driven by International Operations and North America.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 4% in local currencies and decreased by 1% in Danish kroner to DKK 4,539 million. The market for NovoSeven® remains volatile as it depends on the number of surgical procedures undertaken on haemophilia patients with inhibitors. Sales growth is primarily driven by International Operations and is favourably impacted by timing of tenders and shipments in the region.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 5% in local currencies and remained unchanged in Danish kroner at DKK 3,009 million. The sales growth is primarily derived from North America and is driven by contractual wins, the support programmes that Novo Nordisk offers healthcare professionals and patients as well as the demand for the prefilled FlexPro® device. Novo Nordisk is the leading company in the global growth hormone market with a 30% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 7% in local currencies and by 2% in Danish kroner to DKK 1,408 million. Sales growth is primarily driven by a positive impact from pricing of Vagifem® in the US and the launch of NovoEight® in Europe and Japan.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold decreased by 1% to DKK 7,137 million, resulting in a gross margin of 83.0% compared to 82.6% in 2013. This development reflects an underlying improvement driven by favourable price development in North America as well as a positive impact from product mix primarily due to increased sales of modern insulin and improved productivity which is partly offset by costs related to increased headcount. The gross margin was negatively impacted by around 0.4 percentage point due to the depreciation of key invoicing currencies versus the Danish krone compared to prevailing exchange rates in 2013.

Sales and distribution costs decreased by 2% in local currencies and by 6% in Danish kroner to DKK 10,645 million. The decline in costs is driven by lower promotional spend

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 10 of 29

in the US and Europe including timing of direct market investments in the US as well as adjustments to legal provisions. This more than offset the increased costs related to the investments in sales force expansions in the US, China and selected countries in International Operations.

Research and development costs increased by 18% in local currencies and by 16% in Danish kroner to DKK 6,243 million. The significant increase in costs reflects the progression of the late-stage diabetes care portfolio and the associated increase in headcount. Within diabetes care, costs are primarily driven by two phase 3a programmes SUSTAIN® for semaglutide, the once-weekly GLP-1 analogue, and onset®, for faster-acting insulin aspart; as well as DEVOTE, the cardiovascular outcomes trial for Tresiba® and the ongoing phase 2 trial for the oral formulation of semaglutide. Within biopharmaceuticals, costs are primarily related to the portfolio of development projects within haemophilia and the phase 2 trials for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs increased by 3% in local currencies and decreased by 1% in Danish kroner at DKK 1,600 million.

Licence income and other operating income constituted DKK 419 million compared to DKK 351 million in 2013.

Operating profit in local currencies increased by 12% and by 4% in Danish kroner to DKK 16,766 million.

NET FINANCIALS
Net financials showed a net income of DKK 524 million compared to a net income of DKK 303 million in 2013.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an income of DKK 543 million compared to an income of DKK 368 million in 2013. This development reflects gains on foreign exchange hedging involving especially the US dollar and the Japanese yen due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2013. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 1.5 billion compared to DKK 1.6 billion in 2013. Net capital expenditure was primarily related to investments in additional GLP-1 manufacturing capacity, filling capacity in the US and Russia, as well as prefilled device production facilities in the US and Denmark.

Free cash flow was DKK 10.5 billion compared to DKK 12.6 billion in 2013. The decrease of 16% compared to 2013 reflects an increased share of the on-account payment of current year’s income tax in Denmark being paid in the first three months of the year and an effect from faster payment of rebate liabilities in the US.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 11 of 29

KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2014
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the second quarter of 2014.

Sales in the second quarter of 2014 increased by 7% in local currencies and by 1% in Danish kroner to 21.6 billion compared to the same period in 2013. The growth, which was driven by the three modern insulins and Victoza®, was negatively impacted by around 5 percentage points primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin®, expanded Medicare Part D utilisation and adjustments to provisions for  rebates in 2013. From a geographic perspective, North America, International  Operations and Region China represented the majority of total sales growth in local currencies.

The gross margin was 83.0% in the second quarter of 2014 compared to 83.1% in the same period last year. The decrease of 0.1 percentage point reflects a negative currency impact of 0.4 percentage point which was partly offset by a positive impact from pricing in the US and a favourable product mix development.

Sales and distribution costs remained unchanged in local currencies and decreased by 5% in Danish kroner in the second quarter of 2014 compared to the same period last year. The decline in costs is driven by lower promotional spend in the US and Europe, which more than offset an impact from investments in expanded sales forces, as well as from marketing investments in China and International Operations.

Research and development costs increased by 15% in local currencies and by 13% in Danish kroner in the second quarter of 2014 compared to the same period last year. The cost increase is primarily driven by continued investments in the key development projects within diabetes and biopharmaceuticals.

Administrative costs increased by 1% in local currencies and decreased by 2% in Danish kroner in the second quarter of 2014 compared to the same period last year.

Operating profit in local currencies increased by 10% and by 2% in Danish kroner in the second quarter of 2013 compared to the same period last year.

OUTLOOK

OUTLOOK 2014
The current expectations for the full year 2014 are summarised in the table below:

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 12 of 29

Expectations are as reported, if not otherwise stated	Current expectations 7 August 2014	Previous expectations 1 May 2014
Sales growth
in local currencies	7-10%	7-10%
as reported	Around 3 percentage points lower	Around 4.5 percentage points lower
Operating profit growth
in local currencies	Around 10%	Around 10%
as reported	Around 5 percentage points lower	Around 7.0 percentage points lower
Net financials	Income of around DKK 300 million	Income of around DKK 850 million
Effective tax rate	Around 22%	Around 22%
Capital expenditure	Around DKK 4.0 billion	Around DKK 4.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 2.9 billion
Free cash flow	Around DKK 25 billion	Around DKK 25 billion

Sales growth for 2014 is still expected to be 7-10% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern  insulin and Victoza® as well as a modest sales contribution from Tresiba®. These sales drivers are expected to be partly countered by an impact from a challenging rebate and contract environment in the US, generic competition to Prandin® in the US, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 3 percentage points lower than growth measured in local currencies.

For 2014, operating profit growth is still expected to be around 10% measured in local currencies. This reflects a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. In addition, significant costs are expected in relation to investments in sales force expansions as well as sales and marketing of the portfolio of modern insulin and Victoza® in the US, China and selected markets in International Operations as well as investments related to the launch of Tresiba® outside the US. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 5 percentage points lower than growth measured in local currencies.

For 2014, Novo Nordisk now expects a net financial income of around DKK 300 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the Japanese yen and the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2013. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

The effective tax rate for 2014 is still expected to be around 22%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 13 of 29

Capital expenditure is still expected to be around DKK 4.0 billion in 2014, primarily related to investments in additional GLP-1 manufacturing capacity, expansion of filling capacity, prefilled device production facilities as well as expansion of protein capacity for clinical trial supply. Depreciation, amortisation and impairment losses are now expected to be around DKK 3.0 billion. Free cash flow is still expected to be around DKK 25 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2014, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,300 million	11
CNY	DKK 220 million	11*
JPY	DKK 145 million	12
GBP	DKK 75 million	11
CAD	DKK 60 million	11
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

American Diabetes Association (ADA) meeting 13-17 June 2014 in San Francisco, USA
At the annual meeting of the American Diabetes Association (ADA) held in San Francisco, results from Novo Nordisk’s research and development activities were presented in 58 accepted abstracts, of which 14 were presented orally and 44 as posters. Among the key presentations was an oral presentation of the 26-week extension of the DUAL™ I phase 3a trial for Xultophy®, the intended brand name for IDegLira, the combination product of insulin degludec (Tresiba®) and liraglutide (Victoza®). Results from this study were announced in May 2013. The key presentations also comprised the results from the phase 3a trial SCALE™ Diabetes with liraglutide 3 mg in obese people with diabetes, which were announced in March 2013, and the first presentation of clinical data for faster-acting insulin aspart, which was from a phase 1 trial in people with type 1 diabetes.

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 14 of 29

Xultophy® (IDegLira) receives positive opinion from the European regulatory authorities
As announced in July 2014, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) has adopted a positive opinion, recommending marketing authorisation for Xultophy® for the treatment of type 2 diabetes in adults. Xultophy® is the intended brand name for IDegLira, the once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), developed for the treatment of type 2 diabetes. The CHMP positive opinion recommends that Xultophy® will be indicated for the treatment of adults with type 2 diabetes to improve glycaemic control in combination with oral glucose-lowering medicinal products when these alone or combined with basal insulin do not provide adequate glycaemic control.

In the two phase 3a trials in the clinical development programme, Xultophy® achieved an average HbA1c reduction of 1.9%. Among people treated with Xultophy®, 81% of those previously treated with oral anti-diabetics and 60% of those previously treated with basal insulin achieved the HbA1c treatment target of 7% as defined by the  European Association for the Study of Diabetes (EASD) and the ADA. In addition, people treated with Xultophy® experienced a low rate of hypoglycaemia, which was comparable to that of Tresiba®, and achieved a reduction in body weight when compared to treatment with basal insulin.

Novo Nordisk expects to receive final marketing authorisation from the European Commission within approximately three months. Subject to the Commission’s approval and completion of pricing and reimbursement discussions, Novo Nordisk expects to launch Xultophy® in the first European markets in the first half of 2015.

Data to support interim analysis of DEVOTE now expected around the turn of the year 2014/2015
The cardiovascular outcomes trial for Tresiba®, DEVOTE, was initiated in October 2013.

The trial is expected to include around 7,500 people with type 2 diabetes who have existing, or high risk of, cardiovascular disease. Recruitment to the trial continues to progress ahead of plans and more than half the participants have now been recruited. Based on the occurrence of major adverse cardiovascular events (MACE) in this double- blinded trial to date, the MACE rate appears to be higher than previously expected, whereby the required number of events for the prespecified analyses will be accumulated faster. Consequently, Novo Nordisk now expects to have data to support the prespecified interim analysis of MACE around the turn of the year 2014/2015.
Previously, this was expected mid-2015. Novo Nordisk now expects to be able to submit the interim analysis to the FDA during the first half of 2015. Completion of the trial is now expected to be within three to four years from trial initiation in October 2013. This was previously expected within three to five years from trial initiation.

Phase 3a pump compatibility study completed with faster-acting insulin aspart
In August 2014, Novo Nordisk completed onset 4®, the first of four phase 3a trials in the clinical development programme, onset®, for faster-acting insulin aspart. Onset 4® was a 6-week randomised, double-blinded, parallel-group trial evaluating compatibility

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 15 of 29

and safety of faster-acting insulin aspart and NovoRapid® with a continuous subcutaneous insulin infusion system in 36 adults with type 1 diabetes.

In the trial, faster-acting insulin aspart demonstrated pump compatibility as assessed by infusion set occlusions, whereby the primary objective of the trial was achieved.

The trial supported the efficacy and safety profile of both faster-acting insulin aspart and NovoRapid® in a pump setting.

Phase 3a trial initiated to compare semaglutide (NN9535) with insulin glargine in insulin-naïve people with type 2 diabetes
In August 2014, Novo Nordisk initiated SUSTAIN™ 4, the fifth of six trials in total in the phase 3a programme investigating semaglutide, a once-weekly GLP-1 analogue, as a treatment for people with type 2 diabetes. The purpose of SUSTAIN™ 4 is to evaluate the efficacy and safety of once-weekly semaglutide for 30 weeks compared with once- daily insulin glargine in more than 1,000 insulin-naïve people with type 2 diabetes. Novo Nordisk expects to initiate SUSTAIN™ 5, the last trial in the SUSTAIN™ programme, towards the end of 2014.

ADJUNCT TWO™, the second phase 3a trial for LATIN T1D (NN9211) initiated
In May 2014, Novo Nordisk initiated ADJUNCT TWO™, the second phase 3a trial for LATIN T1D evaluating liraglutide as adjunct therapy to insulin in type 1 diabetes.

ADJUNCT TWO™ is a randomised, double-blinded, superiority trial which is expected to include 800 people with type 1 diabetes. In the trial, people will be treated with liraglutide or placebo for 26 weeks, both in addition to insulin treatment with an upper cap of the average daily total insulin dose when entering the trial.

FDA schedules advisory committee meeting to discuss liraglutide 3 mg in obesity
As announced in May 2014, the US Food and Drug Administration (FDA) has informed Novo Nordisk that an FDA Advisory Committee meeting is tentatively scheduled to be held on 11 September 2014 to discuss the New Drug Application (NDA) for liraglutide 3 mg for the treatment of obesity. The NDA was submitted to the FDA on 20 December 2013.

BIOPHARMACEUTICALS: HAEMOPHILIA

Successful completion of phase 3 extension trial with N9-GP (NN7999) in people with haemophilia B
In June 2014, Novo Nordisk completed the paradigm™ 4 trial with a glycoPEGylated long-acting recombinant factor IX, N9-GP, for people with haemophilia B. Paradigm™ 4 was an extension of the phase 3a trial paradigm™ 2 and the phase 3a surgery trial paradigm™ 3 for which results were announced in May 2013 and January 2014 respectively. The trial, which was open-label, multi-centre and uncontrolled, mainly evaluated the long-term safety of N9-GP in people with haemophilia B who are 12 years or older. The results of the trial are in line with the results from paradigm™ 2 related to efficacy and safety of N9-GP.

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 16 of 29

In the trial, a total of 71 patients were treated for at least 12 months, 67 of whom received a prophylactic regimen of 10 U/kg or 40 U/kg N9-GP once weekly. Among patients on prophylaxis, the median annualised bleeding rate was 1.1 episodes per year. For spontaneous bleeds only, the median annualised bleeding rate was 1.1 and 0.0 episodes per year among patients treated prophylactically with 10 U/kg and 40 U/kg respectively. 95% of all bleeding episodes were resolved, of which 91% were treated with a single infusion. Patients treated with prophylaxis also reported an improvement  in quality of life during the trial.

N9-GP appeared to have a safe and well-tolerated profile and no participants developed inhibitors.

Successful completion of phase 3a paediatric trial with N9-GP (NN7999) in people with haemophilia B
In July 2014, Novo Nordisk completed the main phase of paradigm™5, a multinational, single-arm and open-label trial investigating the safety and efficacy of N9-GP for at least one year in people with haemophilia B who were 12 years or younger.

In the trial, a total of 25 participants were treated with a once-weekly prophylactic regimen of 40 U/kg N9-GP. The median annualised bleeding rate was 1.0 episode per year. 93% of all bleeding episodes were resolved, of which 90% were treated with a single infusion.

The pharmacokinetic analysis showed a single-dose half-life in children of 72.9 hours.

N9-GP appeared to have a safe and well-tolerated profile, and no participants developed inhibitors.

Successful completion of phase 3a surgery trial with N8-GP (NN7088) in people with haemophilia A
In June 2014, Novo Nordisk completed Pathfinder™ 3, the second phase 3a trial with a glycoPEGylated long-acting recombinant factor VIII, N8-GP (turoctocog alfa pegol) for people with haemophilia A. Pathfinder™3 was an open-label, multinational trial evaluating the efficacy and safety of N8-GP when administered for perioperative management in people with severe haemophilia A who were 12 years or older.

The trial included 16 participants who underwent 18 major surgeries. In the trial, patients received a single preoperative dose of N8-GP, at a median of 52 U/kg. All surgeries were effectively performed with N8-GP, and clinical efficacy evaluated by haemostatic response was reported as ‘excellent’ or ‘good’ in 17 out of the 18 performed surgeries.

In addition, effective haemostatic coverage was achieved in all patients with an average daily dose of 35.5 U/kg N8-GP during the first six days after surgery.

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 17 of 29

N8-GP appeared to have a safe and well-tolerated profile, and no participants developed inhibitors.

BIOPHARMACEUTICALS: GROWTH HORMONE

Novo Nordisk to progress NN8640, a once-weekly growth hormone, into phase 3 development for adults with growth hormone deficiency (AGHD)
As announced in January 2014, Novo Nordisk has completed a phase 1 trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of multiple doses of NN8640, a once-weekly growth hormone derivative, for AGHD. Based on the results from this trial, Novo Nordisk has decided to progress NN8640 into phase 3 development for AGHD. The phase 3 programme is expected to consist of a placebo- controlled pivotal trial in 280 participants with previously untreated AGHD and a safety trial in 90 adults transferred from once-daily growth hormone treatment. The trials are expected to start late 2014 and early 2015 respectively.

A single-dose dose-escalation phase 1 trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of NN8640 in children with growth hormone deficiency (GHD) is currently ongoing. Results from this trial are expected early 2015 and will provide the basis for a decision to progress this indication into phase 2/3 clinical trials.

BIOPHARMACEUTICALS: INFLAMMATION

Anti-IL-20 did not meet the primary endpoint in first phase 2b trial within rheumatoid arthritis
Novo Nordisk has completed the 24-weeks period of the double-blinded phase 2b trial NN8226-3613 in patients with active rheumatoid arthritis who previously had inadequate clinical response to Methotrexate.

In the trial, anti-IL-20 did not meet the primary endpoint of demonstrating statistically significant effect versus placebo in reducing signs and symptoms of RA as measured by ACR20 response rates at 12 weeks. Further, no improvements of anti-IL-20 versus placebo were observed in the secondary endpoints ACR20, ACR50, ACR70 and DAS28- CRP at week 24. Hence, the phase 2b trial could not confirm the efficacy data obtained in the previous smaller phase 2a trial.

The safety profile of anti-IL-20 was consistent with the data from previous clinical trials and no safety signals were detected.

Based on these results, Novo Nordisk has decided to stop all ongoing clinical activities with anti-IL-20. The final conclusion on the anti-IL-20 programme will be made when data from the second phase 2b trial NN8226-3612 in patients with inadequate response to anti-TNF become available. Data from this trial are expected during the first quarter of 2015.

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Financial report for the period 1 January 2014 to 30 June 2014	Page 18 of 29

SUSTAINABILITY UPDATE

Continued job creation at Novo Nordisk
The number of full-time equivalent employees as per 30 June increased by 12% on an annual basis to 40,226. The growth is driven by sales force expansions in the US, China and International Operations, as well as increased employment in Research & Development and Product Supply, primarily in Denmark.

Novo Nordisk presented opportunities to improve diabetes care through a person- centred approach
In June, at the American Diabetes Association (ADA) meeting in San Francisco, Novo Nordisk presented opportunities to improve diabetes care through a person-centred approach involving people with diabetes as well as their families. The person-centred approach aims to advance professional healthcare providers’ understanding and awareness of the unmet emotional needs of people with diabetes and their families and thereby improve self-management activities. The recommendations are based in part on the findings from the DAWN2™ study which showed that despite availability of medical treatment, too many people with diabetes do not achieve optimal health and quality of life and in part on the conclusions from the 5th International DAWN™ Summit, held in the Netherlands in April 2014. At the summit, which was co-hosted by Novo Nordisk; policymakers, researchers, clinicians and patient advocates from more than 30 countries pledged to work together to make person-centred diabetes care a reality.

EQUITY

Total equity was DKK 36,661 million at the end of the second quarter of 2014, equivalent to 57.6% of total assets, compared to 55.0% at the end of the second quarter of 2013. Please refer to appendix 5 for further elaboration of changes in equity.

2014 share repurchase programme
On 1 May 2014, Novo Nordisk announced a share repurchase programme of up to DKK

4.0 billion to be executed from 1 May 2014 to 5 August 2014, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period beginning 30 January 2014. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 1 May 2014, Novo Nordisk has repurchased B shares for an amount of DKK 4.0 billion in the period from 1 May to 5 August 2014. The programme was concluded on 5 August 2014.

As of 6 August 2014, Novo Nordisk A/S and its wholly-owned affiliates owned 34,741,014 of its own B shares, corresponding to 1.3% of the total share capital.

As of 6 August 2014, Novo Nordisk A/S has repurchased a total of 31,737,995 B shares equal to a transaction value of DKK 7.7 billion under the up to DKK 15 billion programme beginning 30 January 2014.

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Financial report for the period 1 January 2014 to 30 June 2014	Page 19 of 29

The execution of Novo Nordisk’s ongoing share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014 continues, and a new share repurchase programme has been initiated in accordance  with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase B shares on behalf of Novo Nordisk A/S for an amount of up to DKK 3.5 billion during the trading period starting 7 August 2014 and ending on 28 October 2014. A maximum of 325,738 shares of DKK 0.20, can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of July 2014. A maximum of 19,218,542 shares of DKK
0.20 in total can be bought in the period from 7 August 2014 to 28 October 2014. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Listing decision for NNIT expected before the end of 2014
NNIT A/S is a wholly-owned subsidiary of Novo Nordisk A/S, which provides IT services and solutions to the life science industry internationally and to large customers in the private and public sectors in Denmark. In January 2014, NNIT announced that the company on the request of Novo Nordisk had initiated a process to investigate the potential for a separate listing on NASDAQ OMX Copenhagen. The assessment is still ongoing and a listing decision for NNIT is expected to be made before the end of 2014.

LEGAL MATTERS

Product liability lawsuits related to Victoza®
As of 4 August 2014, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 80 plaintiffs have named Novo Nordisk in product liability lawsuits, claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. Sixty-one of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not  have any trials scheduled in 2014. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Financial report for the period 1 January 2014 to 30 June 2014	Page 20 of 29

FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2013 and Form 20-F, both filed with the SEC in February 2014, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

•
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and  investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risks to be aware of’ on pp 42-43 of the Annual Report 2013 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2014 to 30 June 2014	Page 21 of 29

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2014. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2014 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report for the first six months of 2014 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first six months of 2014 is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2013.

Bagsværd, 7 August 2014

Executive Management:

Lars Rebien Sørensen CEO	Kåre Schultz President and COO	Jesper Brandgaard CFO

Lars Fruergaard Jørgensen	Lise Kingo	Jakob Riis

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Liz Hewitt	Liselotte Hyveled	Thomas Paul Koestler

Anne Marie Kverneland	Helge Lund	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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Financial report for the period 1 January 2014 to 30 June 2014	Page 22 of 29

FINANCIAL INFORMATION

APPENDIX 1:    QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

							% change
	2014		2013				Q2 2014 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2013
Sales	21,629	20,343	21,698	20,511	21,380	19,983	1%

Gross profit	17,958	16,877	18,298	16,986	17,774	16,374	1%
Gross margin	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%

Sales and distribution costs	5,559	5,086	6,487	5,529	5,834	5,530	(5%)
Percentage of sales	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	3,075	3,168	3,566	2,795	2,715	2,657	13%
Percentage of sales	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	795	805	1,070	822	815	801	(2%)
Percentage of sales	3.7%	4.0%	4.9%	4.0%	3.8%	4.0%
Licence income and other operating income	204	215	179	152	175	176	17%

Operating profit	8,733	8,033	7,354	7,992	8,585	7,562	2%
Operating margin	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%

Financial income	396	586	606	418	363	315	9%
Financial expenses	140	318	170	111	267	108	(48%)
Net financials	256	268	436	307	96	207	N/A

Profit before income taxes	8,989	8,301	7,790	8,299	8,681	7,769	4%

Net profit	6,994	6,458	6,053	6,415	6,734	5,982	4%

Depreciation, amortisation and impairment losses	667	657	789	643	676	691	(1%)
Capital expenditure	802	693	739	908	778	782	3%
Net cash generated from operating activities	8,125	4,069	5,372	6,217	7,283	7,070	12%
Free cash flow	7,250	3,272	4,538	5,219	6,423	6,178	13%

Total assets	63,681	63,241	70,337	68,134	64,289	62,447	(1%)
Total equity	36,661	33,583	42,569	39,125	35,357	33,801	4%
Equity ratio	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%

Full-time equivalent employees end of period	40,226	39,579	37,978	36,851	35,869	35,154	12%

Basic earnings per share/ADR (in DKK) 1)	2.66	2.44	2.28	2.41	2.50	2.21	6%
Diluted earnings per share/ADR (in DKK) 1)	2.66	2.43	2.27	2.39	2.49	2.20	7%
Average number of shares outstanding (million) 1)	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares outstanding (million) 1)	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)

Sales by business segment:
New-generation insulin 2)	141	80	68	42	24	9	N/A
Modern insulin (insulin analogues)	10,351	9,377	10,143	9,393	9,626	8,991	8%
Human insulin	2,475	2,573	2,694	2,572	2,779	2,824	(11%)
Protein-related products 2)	579	587	572	624	619	597	(6%)
Victoza®	3,059	2,916	3,231	2,847	2,877	2,678	6%
Oral antidiabetic products (OAD)	452	426	367	504	681	694	(34%)
Diabetes care total	17,057	15,959	17,075	15,982	16,606	15,793	3%

NovoSeven®	2,292	2,247	2,259	2,428	2,542	2,027	(10%)
Norditropin®	1,509	1,500	1,662	1,436	1,479	1,537	2%
Other biopharmaceuticals	771	637	702	665	753	626	2%
Biopharmaceuticals total	4,572	4,384	4,623	4,529	4,774	4,190	(4%)

Sales by geographic segment: North America	10,561	9,265	10,214	9,763	10,038	9,009	5%
Europe	4,989	4,703	5,185	4,994	5,123	4,761	(3%)
International Operations	2,968	3,032	3,139	2,697	3,077	3,094	(4%)
Region China	1,947	2,171	1,762	1,745	1,774	1,880	10%
Japan & Korea	1,164	1,172	1,398	1,312	1,368	1,239	(15%)

Segment operating profit:
Diabetes care	6,376	5,785	5,567	5,886	5,965	5,502	7%
Biopharmaceuticals	2,357	2,248	1,787	2,106	2,620	2,060	(10%)
1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
2) Comparative figures have been restated as new-generation insulin is seperately disclosed.

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Financial report for the period 1 January 2014 to 30 June 2014	Page 23 of 29

APPENDIX 2:     INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	H1	H1	Q2	Q2
DKK million	2014	2013	2014	2013

Income statement

Sales	41,972	41,363	21,629	21,380
Cost of goods sold	7,137	7,215	3,671	3,606
Gross profit	34,835	34,148	17,958	17,774

Sales and distribution costs	10,645	11,364	5,559	5,834
Research and development costs	6,243	5,372	3,075	2,715
Administrative costs	1,600	1,616	795	815
Licence income and other operating income	419	351	204	175
Operating profit	16,766	16,147	8,733	8,585

Financial income	982	678	396	363
Financial expenses	458	375	140	267
Profit before income taxes	17,290	16,450	8,989	8,681

Income taxes	3,838	3,734	1,995	1,947
NET PROFIT	13,452	12,716	6,994	6,734

Basic earnings per share (DKK) 1)	5.10	4.71	2.66	2.50
Diluted earnings per share (DKK) 1)	5.09	4.69	2.66	2.49

Segment Information

Segment sales:
Diabetes care	33,016	32,399	17,057	16,606
Biopharmaceuticals	8,956	8,964	4,572	4,774

Segment operating profit:
Diabetes care	12,161	11,467	6,376	5,965
Operating margin	36.8%	35.4%	37.4%	35.9%

Biopharmaceuticals	4,605	4,680	2,357	2,620
Operating margin	51.4%	52.2%	51.6%	54.9%

Total segment operating profit	16,766	16,147	8,733	8,585

Statement of comprehensive income

Net profit for the period	13,452	12,716	6,994	6,734

Other comprehensive income:
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	(121)	(52)	(79)	(52)

Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	165	(10)	109	(167)
Cash flow hedges, realisation of previously deferred (gains)/losses	(913)	(417)	(387)	(232)
Cash flow hedges, deferred gains/(losses) incurred during the period	(332)	200	(307)	683
Other items	(6)	(104)	(164)	(101)
Tax on other comprehensive income, income/(expense)	336	(14)	211	(192)
Other comprehensive income for the period, net of tax	(871)	(397)	(617)	(61)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	12,581	12,319	6,377	6,673
1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 24 of 29

APPENDIX 3:    BALANCE SHEET

DKK million	30 Jun 2014	31 Dec 2013

ASSETS

Intangible assets	1,709	1,615
Property, plant and equipment	22,168	21,882
Deferred income tax assets	4,818	4,231
Other financial assets	771	551
TOTAL NON-CURRENT ASSETS	29,466	28,279

Inventories	10,699	9,552
Trade receivables	11,515	10,907
Tax receivables	2,416	3,155
Other receivables and prepayments	2,846	2,454
Marketable securities	1,522	3,741
Derivative financial instruments	216	1,521
Cash at bank and on hand	5,001	10,728
TOTAL CURRENT ASSETS	34,215	42,058

TOTAL ASSETS	63,681	70,337

EQUITY AND LIABILITIES

Share capital	530	550
Treasury shares	(6)	(21)
Retained earnings	36,105	41,137
Other reserves	32	903
TOTAL EQUITY	36,661	42,569

Deferred income tax liabilities	442	672
Retirement benefit obligations	842	688
Provisions	1,988	2,183
TOTAL NON-CURRENT LIABILITIES	3,272	3,543

Current debt	406	215
Trade payables	2,988	4,092
Tax payables	1,513	2,222
Other liabilities	10,030	9,386
Derivative financial instruments	87	-
Provisions	8,724	8,310
TOTAL CURRENT LIABILITIES	23,748	24,225

TOTAL LIABILITIES	27,020	27,768

TOTAL EQUITY AND LIABILITIES	63,681	70,337

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 25 of 29

APPENDIX 4:    STATEMENT OF CASH FLOWS

DKK million	H1 2014	H1 2013

Net profit	13,452	12,716

Adjustment for non-cash items	5,881	5,012
Change in working capital	(2,990)	(2,096)
Interest received	110	110
Interest paid	(14)	(20)
Income taxes paid	(4,245)	(1,369)
Net cash generated from operating activities	12,194	14,353

Proceeds of other financial assets	-	29
Purchase of intangible assets and other financial assets	(177)	(221)
Proceeds from sale of property, plant and equipment	18	6
Purchase of property, plant and equipment	(1,513)	(1,566)
Net disposed marketable securities	2,219	1,499
Net cash used in investing activities	547	(253)

Purchase of treasury shares, net	(6,841)	(8,073)
Dividends paid	(11,866)	(9,715)
Net cash used in financing activities	(18,707)	(17,788)

NET CASH GENERATED FROM ACTIVITIES	(5,966)	(3,688)

Cash and cash equivalents at the beginning of the period	10,513	11,053
Exchange gain/(loss) on cash and cash equivalents	48	(11)
Cash and cash equivalents at the end of the period	4,595	7,354

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 26 of 29

APPENDIX 5:      STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2014

Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			13,452					13,452
Other comprehensive income for the period, net of tax				165	(1,245)	209	(871)	(871)
Total comprehensive income for the period	550	(21)	54,589	(44)	(12)	88	32	55,150

Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			176					176
Tax credit related to share option scheme			42					42
Purchase of treasury shares		(6)	(6,878)					(6,884)
Sale of treasury shares		1	42					43
Reduction of the B share capital	(20)	20						-
Balance at the end of the period	530	(6)	36,105	(44)	(12)	88	32	36,661

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2013

Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			12,716					12,716
Other comprehensive income for the period, net of tax				(10)	(217)	(170)	(397)	(397)
Total comprehensive income for the period	560	(17)	51,717	216	630	(155)	691	52,951

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			194					194
Purchase of treasury shares		(8)	(8,098)					(8,106)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	550	(14)	34,130	216	630	(155)	691	35,357

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 27 of 29

APPENDIX 6:    REGIONAL SALES SPLIT

Q2 2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
NovoRapid®	4,251	2,490	987	450	138	186
% change in local currencies	4%	3%	3%	28%	12%	(17%)
NovoMix®	2,482	664	583	517	568	150
% change in local currencies	7%	(3%)	(6%)	32%	25%	(22%)
Levemir®	3,618	2,413	738	335	83	49
% change in local currencies	33%	54%	0%	16%	35%	(35%)
Modern insulin	10,351	5,567	2,308	1,302	789	385
% change in local currencies	14%	19%	0%	26%	23%	(22%)
Human insulin	2,475	544	553	619	663	96
% change in local currencies	(6%)	11%	(9%)	(15%)	(2%)	(20%)
Victoza®	3,059	2,017	752	186	45	59
% change in local currencies	11%	15%	0%	24%	21%	(25%)
Other diabetes care 1)	1,172	194	248	175	403	152
% change in local currencies	(6%)	(60%)	9%	8%	44%	53%
Diabetes care total	17,057	8,322	3,861	2,282	1,900	692
% change in local currencies	8%	13%	(1%)	11%	16%	(12%)

The biopharmaceuticals segment
NovoSeven®	2,292	1,165	525	416	44	142
% change in local currencies	(5%)	3%	(17%)	(12%)	42%	(11%)
Norditropin®	1,509	582	420	207	3	297
% change in local currencies	7%	8%	(6%)	66%	(25%)	(1%)
Other biopharmaceuticals	771	492	183	63	-	33
% change in local currencies	8%	1%	19%	19%	(100%)	37%
Biopharmaceuticals total	4,572	2,239	1,128	686	47	472
% change in local currencies	1%	4%	(8%)	6%	32%	(2%)
Total sales	21,629	10,561	4,989	2,968	1,947	1,164
% change in local currencies	7%	11%	(3%)	10%	17%	(9%)

H1 2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
NovoRapid®	8,152	4,733	1,909	810	296	404
% change in local currencies	3%	1%	3%	17%	25%	(3%)
NovoMix®	4,840	1,245	1,137	962	1,171	325
% change in local currencies	6%	(5%)	(7%)	22%	29%	(11%)
Levemir®	6,736	4,367	1,423	669	164	113
% change in local currencies	30%	48%	0%	20%	46%	(19%)
Modern insulin	19,728	10,345	4,469	2,441	1,631	842
% change in local currencies	12%	15%	(1%)	20%	30%	(9%)
Human insulin	5,048	940	1,090	1,301	1,531	186
% change in local currencies	(5%)	3%	(9%)	(12%)	3%	(18%)
Victoza®	5,975	3,925	1,454	385	88	123
% change in local currencies	12%	15%	5%	14%	30%	(17%)
Other diabetes care 1)	2,265	396	463	368	763	275
% change in local currencies	(9%)	(58%)	7%	20%	26%	47%
Diabetes care total	33,016	15,606	7,476	4,495	4,013	1,426
% change in local currencies	7%	10%	(1%)	8%	17%	(4%)

The biopharmaceuticals segment
NovoSeven®	4,539	2,174	1,048	941	98	278
% change in local currencies	4%	2%	(10%)	28%	16%	6%
Norditropin®	3,009	1,169	824	441	6	569
% change in local currencies	5%	16%	(5%)	6%	0%	3%
Other biopharmaceuticals	1,408	877	344	123	1	63
% change in local currencies	7%	5%	7%	18%	(50%)	20%
Biopharmaceuticals total	8,956	4,220	2,216	1,505	105	910
% change in local currencies	5%	6%	(6%)	20%	13%	5%
Total sales	41,972	19,826	9,692	6,000	4,118	2,336
% change in local currencies	7%	9%	(2%)	11%	17%	(1%)

1) Other diabetes care includes new-generation insulin, protein-related products and oral antidiabetic products (OAD).

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 28 of 29

APPENDIX 7:    KEY CURRENCY ASSUMPTIONS

DKK per 100	2013 average exchange rates	YTD 2014 average exchange rates as of 4 August 2014	Current exchange rates as of 4 August 2014
USD	562	546	555
JPY	5.77	5.33	5.41
CNY	91.3	88.5	89.9
GBP	878	914	935
CAD	545	499	509

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Company announcement No 48 / 2014

Financial report for the period 1 January 2014 to 30 June 2014	Page 29 of 29

APPENDIX 8:    QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2014		2013				Q2 2014 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2013

Sales	3,975	3,734	3,950	3,643	3,749	3,537	1%

Gross profit	3,301	3,097	3,330	3,017	3,117	2,898	1%
Gross margin	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%

Sales and distribution costs	1,021	933	1,178	982	1,024	978	(5%)
Percentage of sales	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	566	581	646	497	476	470	13%
Percentage of sales	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	146	148	195	145	143	142	(2%)
Percentage of sales	3.7%	4.0%	4.9%	4.0%	3.8%	4.0%
Licence income and other operating income	38	39	32	27	31	31	17%

Operating profit	1,606	1,474	1,343	1,420	1,505	1,339	2%
Operating margin	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%

Financial income	72	108	110	73	65	55	9%
Financial expenses	26	58	31	20	47	19	(48%)
Net financials	46	50	79	53	18	36	N/A

Profit before income taxes	1,652	1,524	1,422	1,473	1,523	1,375	4%

Net profit	1,286	1,185	1,105	1,139	1,181	1,059	4%

Depreciation, amortisation and impairment losses	122	121	143	114	119	122	(1%)
Capital expenditure	148	127	135	161	137	138	3%
Net cash generated from operating activities	1,493	747	986	1,105	1,277	1,251	12%
Free cash flow	1,332	601	834	927	1,126	1,094	13%

Total assets	11,666	11,679	12,995	12,338	11,274	10,698	(1%)
Total equity	6,716	6,202	7,865	7,085	6,200	5,791	4%
Equity ratio	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%

Full-time equivalent employees end of period	40,226	39,579	37,978	36,851	35,869	35,154	12%

Basic earnings per share/ADR (in DKK) 1)	0.49	0.45	0.41	0.43	0.44	0.39	6%
Diluted earnings per share/ADR (in DKK) 1)	0.48	0.45	0.41	0.42	0.44	0.39	7%
Average number of shares outstanding (million) 1)	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares
outstanding (million) 1)	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)

Sales by business segment:
New-generation insulin 2)	26	15	12	7	4	2	N/A
Modern insulin (insulin analogues)	1,902	1,721	1,844	1,669	1,688	1,591	8%
Human insulin	455	472	491	457	487	500	(11%)
Protein-related products 2)	106	108	105	111	109	105	(6%)
Victoza®	562	535	587	505	505	474	6%
Oral antidiabetic products (OAD)	83	78	68	90	119	123	(34%)
Diabetes care total	3,134	2,929	3,107	2,839	2,912	2,795	3%

NovoSeven®	421	413	412	431	446	359	(10%)
Norditropin®	278	275	303	255	259	272	2%
Other biopharmaceuticals	142	117	128	118	132	111	2%
Biopharmaceuticals total	841	805	843	804	837	742	(4%)

Sales by geographic segment:
North America	1,940	1,702	1,858	1,734	1,761	1,594	5%
Europe	917	863	944	887	898	843	(3%)
International Operations	546	556	572	479	539	548	(4%)
Region China	358	398	321	310	311	333	10%
Japan & Korea	214	215	255	233	240	219	(15%)

Segment operating profit:
Diabetes care	1,173	1,061	1,016	1,045	1,046	974	7%
Biopharmaceuticals	433	413	327	375	459	365	(10%)
1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
2) Comparative figures have been restated as new-generation insulin is seperately disclosed.

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Company announcement No 48 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 8, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer